Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation:

The Administrative Committee
Markel Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-178051) on Form S-8 of Markel Corporation of our report dated June 9, 2017, with respect to the statements of assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2016 and 2015, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Markel Corporation Retirement Savings Plan.

/s/ KPMG LLP

Richmond, Virginia
June 9, 2017